Filed Pursuant to Rule 424(b)(3)
Registration No. 333-213043

BLACKSTONE REAL ESTATE INCOME TRUST, INC.

SUPPLEMENT NO. 3 DATED JUNE 21, 2018

TO THE PROSPECTUS DATED MAY 1, 2018

This prospectus supplement (“Supplement”) is part of and should be read in conjunction with the prospectus of Blackstone Real Estate Income Trust, Inc., dated May 1, 2018 (as supplemented to date, the “Prospectus”). Unless otherwise defined herein, capitalized terms used in this Supplement shall have the same meanings as in the Prospectus. References herein to the "Company," "we," "us," or "our" refer to Blackstone Real Estate Income Trust, Inc. and its subsidiaries unless the context specifically requires otherwise.

The purposes of this Supplement are as follows:

•	to disclose the transaction price for each class of our common stock as of July 1, 2018;
•	to disclose the calculation of our May 31, 2018 net asset value (“NAV”) per share for all share classes;
•	to provide an update on the status of our current public offering (the “Offering”); and
•	to otherwise update the Prospectus.

July 1, 2018 Transaction Price

The transaction price for each share class of our common stock for subscriptions accepted as of July 1, 2018 (and repurchases as of June 30, 2018) is as follows:

Transaction Price (per share)
Class S	$10.7321
Class T	$10.5525
Class D	$10.6087
Class I	$10.7158

The July 1 transaction price for each of our share classes is equal to such class’s NAV per share as of May 31, 2018. A detailed calculation of the NAV per share is set forth below. No transactions or events have occurred since May 31, 2018 that would have a material impact on our NAV per share. The purchase price of our common stock for each share class equals the transaction price of such class, plus applicable upfront selling commissions and dealer manager fees.

May 31, 2018 NAV per Share

We calculate NAV per share in accordance with the valuation guidelines that have been approved by our board of directors. Our NAV per share, which is updated as of the last calendar day of each month, is posted on our website at www.breit.com and is made available on our toll-free, automated telephone line at (844) 702-1299. Please refer to “Net Asset Value Calculation and Valuation Guidelines” in the Prospectus for how our NAV is determined. The Adviser is ultimately responsible for determining our NAV. All our property investments are appraised annually by third party appraisal firms in accordance with our valuation guidelines and such appraisals are reviewed by our independent valuation advisor. We have included a breakdown of the components of total NAV and NAV per share for May 31, 2018 along with the immediately preceding month.

The following table provides a breakdown of the major components of our total NAV as of May 31, 2018 ($ and shares in thousands):

Components of NAV	May 31, 2018
Investments in real properties	$7,092,605
Investments in real estate related securities	1,295,521
Cash and cash equivalents	58,734
Restricted cash	213,910
Other assets	62,181
Debt obligations	(5,383,343)
Subscriptions received in advance	(176,651)
Other liabilities	(171,568)
Accrued performance participation allocation	(13,827)
Management fee payable	(3,090)
Accrued stockholder servicing fees (1)	(1,602)
Non-controlling interests in joint ventures	(55,095)
Net asset value	$2,917,775
Number of outstanding shares	272,294

_______________

(1)

Stockholder servicing fees only apply to Class S, Class T and Class D shares. For purposes of NAV we recognize the stockholder servicing fee as a reduction of NAV on a monthly basis as such fee is paid. Under accounting principles generally accepted in the United States of America (“GAAP”), we accrue the full cost of the stockholder servicing fee as an offering cost at the time we sell Class S, Class T and Class D shares. As of May 31, 2018, the Company has accrued under GAAP $155.9 million of stockholder servicing fees payable to the Dealer Manager related to the Class S, Class T and Class D shares sold. The Dealer Manager does not retain any of these fees, all of which are retained by, or reallowed (paid) to, participating broker-dealers.

The following table provides a breakdown of our total NAV and NAV per share by share class as of May 31, 2018 ($ and shares in thousands, except per share data):

	Class S	Class T	Class D	Class I
NAV Per Share	Shares	Shares	Shares	Shares	Total
Net asset value	$2,038,809	$140,100	$99,973	$638,893	$2,917,775
Number of outstanding shares	189,972	13,276	9,424	59,622	272,294
NAV Per Share as of May 31, 2018	$10.7321	$10.5525	$10.6087	$10.7158

Set forth below are the weighted averages of the key assumptions in the discounted cash flow methodology used in the May 31, 2018 valuations, based on property types.

Property Type	Discount Rate	Exit Capitalization Rate
Residential	7.8%	5.7%
Industrial	7.3%	6.0%
Hospitality	9.7%	9.5%
Retail	7.7%	6.2%

These assumptions are determined by the Adviser, and reviewed by our independent valuation advisor. A change in these assumptions would impact the calculation of the value of our property investments. For example, assuming all other factors remain unchanged, the changes listed below would result in the following effects on our investment values:

	Hypothetical	Residential	Industrial	Hospitality	Retail
Input	Change	Investment Values	Investment Values	Investment Values	Investment Values
Discount Rate	0.25% decrease	+1.8%	+1.5%	+0.9%	+1.8%
(weighted average)	0.25% increase	(1.8%)	(1.5%)	(0.9%)	(1.8%)
Exit Capitalization Rate	0.25% decrease	+2.8%	+2.7%	+1.9%	+2.3%
(weighted average)	0.25% increase	(2.6%)	(2.5%)	(1.8%)	(2.5%)

The following table provides a breakdown of the major components of our total NAV as of April 30, 2018 ($ and shares in thousands):

Components of NAV	April 30, 2018
Investments in real properties	$5,964,746
Investments in real estate related securities	1,218,825
Cash and cash equivalents	134,193
Restricted cash	208,689
Other assets	78,217
Debt obligations	(4,485,438)
Subscriptions received in advance	(174,221)
Other liabilities	(214,398)
Accrued performance participation allocation	(10,959)
Management fee payable	(2,820)
Accrued stockholder servicing fees (1)	(1,430)
Non-controlling interests in joint ventures	(52,766)
Net asset value	$2,662,638
Number of outstanding shares	248,886

________________

(1)

Stockholder servicing fees only apply to Class S, Class T and Class D shares. For purposes of NAV we recognize the stockholder servicing fee as a reduction of NAV on a monthly basis as such fee is paid. Under GAAP, we accrue the full cost of the stockholder servicing fee as an offering cost at the time we sell Class S, Class T and Class D shares. As of April 30, 2018, the Company has accrued under GAAP $142.3 million of stockholder servicing fees payable to the Dealer Manager related to the Class S, Class T and Class D shares sold. The Dealer Manager does not retain any of these fees, all of which are retained by, or reallowed (paid) to, participating broker-dealers.

The following table provides a breakdown of our total NAV and NAV per share by share class as of April 30, 2018 ($ and shares in thousands, except per share data):

	Class S	Class T	Class D	Class I
NAV Per Share	Shares	Shares	Shares	Shares	Total
Net asset value	$1,892,042	$120,276	$85,930	$564,390	$2,662,638
Number of outstanding shares	176,605	11,415	8,112	52,754	248,886
NAV Per Share as of April 30, 2018	$10.7134	$10.5372	$10.5928	$10.6985

Status of our Current Public Offering

As of the date hereof, we had issued and sold 297,045,670 shares of our common stock (consisting of 204,245,872 Class S shares, 14,857,931 Class T shares, 11,448,600 Class D shares, and 66,493,267 Class I shares) in the Offering. We intend to continue selling shares in the Offering on a monthly basis.

Private Offering of Class B Units by the Operating Partnership

We intend to amend and restate the Operating Partnership’s limited partnership agreement to provide for a new class of units (“Class B Units”) of the Operating Partnership.  The Operating Partnership intends to offer Class B Units from time to time to certain institutional investors in private placements in a “draw-down” structure.  Class B Units will be sold at their NAV per unit, which will equal the NAV per Class I Unit and will generally correspond to the NAV for our Class I shares.  Each investor that subscribes to purchase Class B Units will commit to purchase units pursuant to capital call notices delivered by the Operating Partnership up to the maximum amount of its capital commitment and, upon the purchase of any Class B Units, will become a limited partner of the Operating Partnership.  To the extent the Operating Partnership issues Class B Units to any such investors, our proportionate interest in the Operating Partnership will be diluted. See “Risk Factors—Your interest in us will be diluted if we issue additional shares. Your interest in our assets will also be diluted if the Operating Partnership issues additional units” in the Prospectus.

Class B Units are subject to the same fees and expenses of Class I Units and will not have any preferential rights relative to our interest in the Operating Partnership nor will they be exchangeable for any shares of our common stock. Holders of the Class B Units will have a right to redeem their units for cash in a manner similar to the ability of our stockholders to have their shares repurchased under our share repurchase plan.  Class B Unit redemptions will be subject to the same limitations as share repurchases under our share repurchase plan, namely the early repurchase deduction and caps on monthly and quarterly repurchases (calculated on an aggregate basis with shares of our common stock submitted for repurchase for the applicable period). The redemption rights of the Class B Unitholders will not affect the terms of our share repurchase plan. Class B Units will have the same limited voting rights as the other Operating Partnership units and such rights do not affect our exclusive power, as general partner of the Partnership, to manage and conduct the business of the Operating Partnership.  The Prospectus, including “Summary of our Operating Partnership Agreement” therein, is hereby amended and supplemented with the information provided in this Supplement.

The Class B Units are not being offered to the public and this is not an offer to sell, or a solicitation of an offer to purchase, the Class B Units.

Updates to the Prospectus

The following is added to the “Plan of Distribution” section of the Prospectus, following the paragraph under the heading “NOTICE TO NON-U.S. INVESTORS”:

COUNTRY-SPECIFIC LEGENDS

Notice to Prospective Investors in the People’s Republic of China

This prospectus and the related subscription agreement documents do not and are not intended to constitute a sale, an offer to sell or a solicitation of an offer to buy, directly or indirectly, any securities in the People’s Republic of China (excluding Taiwan, the Special Administrative Region of Hong Kong and the Special Administrative Region of Macao, the “PRC”).

No marketing activities, advertisements or public inducements have been or will be carried out by the Company or the Dealer Manager to the general public within the PRC in relation to an investment in the Company.

This prospectus is intended solely for the use of those qualified investors for the purpose of evaluating a possible investment by them in the Company and is not to be reproduced or distributed to any other persons (other than professional advisors of the prospective managing directors, employees and consultants receiving this prospectus).

This prospectus has not been and will not be filed with or approved by the China Securities Regulatory Commission or any other regulatory authorities or agencies of the PRC pursuant to relevant securities-related or other laws and regulations and may not be offered or sold within the PRC through a public offering or in circumstances which require an examination or approval of or registration with any securities or other regulatory authorities or agencies in the PRC unless otherwise in accordance with the laws and regulations of the PRC.

The following is added immediately following the last sentence of the paragraph under the “Privacy Policy Notice” section of the Prospectus:

The EU General Data Protection Regulation (Regulation 2016/679) (the “GDPR”) establishes rules relating to the protection of natural persons with regard to the processing of personal data and to the free movement of personal data. Prospective stockholders should note that it is expected that they will provide Personal Data (as defined in the GDPR and which may include special categories of Personal Data pursuant to Articles 8 and 9 thereof), as part of their subscription for shares of our common stock and in their interactions with us, our affiliates, and/or delegates. We may obtain Personal Data concerning stockholders and prospective stockholders from internal and external sources.

We have prepared a GDPR privacy statement for you (the “GDPR Privacy Statement”), which is attached to this prospectus as Appendix D. BEFORE SUBSCRIBING FOR SHARES OF OUR COMMON STOCK, STOCKHOLDERS AND PROSPECTIVE STOCKHOLDERS ARE ENCOURAGED TO CAREFULLY REVIEW THE GDPR PRIVACY STATEMENT, WHICH INCLUDES DETAILED INFORMATION CONCERNING THE CONTROL AND PROCESSING OF THEIR PERSONAL DATA.

The GDPR Privacy Statement attached to this Supplement as Appendix D is hereby added to the Prospectus as Appendix D.

APPENDIX D: GDPR PRIVACY STATEMENT

GDPR PRIVACY STATEMENT

Blackstone Real Estate Income Trust, Inc.

Data Privacy Notice for Investors

1.	Why are you seeing this notice?
•

This Data Privacy Notice applies to you to the extent that applicable legislation or binding regulation relating to the protection of personal data in force in the European Union (“EU”), European Economic Area (“EEA”) or UK (including Regulation (EU) 2016/679 (the “GDPR”)) applies to our processing of your personal data or to the extent you are a located within the EU or EEA for the purposes of the GDPR.  If this Data Privacy Notice applies to you, you have certain rights with respect to your personal data under applicable EU data protection legislation, as outlined below.

•	You may need to provide Personal Data to us as part of your investment into Blackstone Real Estate Income Trust, Inc. (the “Company”).
•	We want you to understand how and why we use, store and otherwise process your Personal Data when you deal with us or our relevant affiliates.
•

“Personal Data” has the meaning given in the EU data protection legislation and includes any information relating to an identifiable individual (such as name, address, date of birth or economic information).

Please read the information below carefully. It explains how and why Personal Data is processed by us.

2.	Who is providing this notice?

The Company is committed to protecting and respecting your privacy.

The Company-related entities on whose behalf this privacy statement is made are: (i) the Company, (ii) BX REIT Advisors L.L.C., (iii) Blackstone Advisory Partners L.P., and (iv) their respective affiliates, and in each case such persons’ legal and other advisors and agents (together, the “Company Parties”).

Where we use the terms “we”, “us” and “our” in this Data Privacy Notice, we are referring to the Company and the Company Parties.

When you provide us with your Personal Data, the Company acts as a “data controller”. In simple terms, this means that:

•	we “control” the Personal Data that you provide – including making sure that it is kept secure
•	we make certain decisions on how to use and protect your Personal Data – but only to the extent that we have informed you about the use or are otherwise permitted by law
3.	What Personal Data do we collect about you?

The types of Personal Data we collect and share depends on the product or service you have with us and the nature of your investment. This information can include or be related to:

•	name, date of birth, country(ies) of citizenship, mailing and permanent address, email address, and telephone number
•	photo identification, including passports, driving license, and other government-issued IDs
•	bank and brokerage account information, including routing and account numbers
•	national insurance number and tax identification number
•	source of wealth, employment information, education history, number of dependents and income
•	assets and liabilities
•	investment strategy, experience, and activity
•	risk tolerance and transaction history
•	internet protocol address
•	cookie identification
•	information about your third-party representatives

The Personal Data collected about you will help us provide you with a better service and facilitate our business relationship.

•	We may combine Personal Data that you provide to us with Personal Data that we collect from, or about you, in some circumstances.

•	This will include Personal Data collected in an online or offline context.

4.	Where do we obtain your Personal Data?

We collect, and have collected, Personal Data about you from a number of sources, including from you directly:

	WHAT	HOW
1	Personal Data that you give us

•from the forms and any associated documentation that you complete when subscribing for shares and/or opening an account with us. This will include information about your name, address, date of birth, passport details or other national identifier, driving licence, your national insurance or social security number and income, employment information and details about your investment or retirement portfolio(s)

•when you provide it to us in correspondence and conversations

•when you make transactions with respect to the Company

•when you purchase shares from us and/or tell us where to send money

2	Personal Data we obtain from others

•publicly available and accessible directories and sources

•bankruptcy registers

•tax authorities, including those that are based outside the United Kingdom and the EEA if you are subject to tax in another jurisdiction

•governmental and competent regulatory authorities to whom we have regulatory obligations

•credit agencies

•fraud prevention and detection agencies and organizations

5.	Why do we process your Personal Data?

We process your Personal Data for the following reasons:

	WHY	HOW
1	Contract

It is necessary to perform our contract with you to:

•administer, manage and set up your investor account(s) to allow you to purchase your shares

•meet the resulting contractual obligations we have to you

•facilitate the continuation or termination of the contractual relationship between you and the Company

•facilitate the transfer of funds, and administering and facilitating any other transaction, between you and the Company

	WHY	HOW
2	Compliance with law

It is necessary for compliance with an applicable legal or regulatory obligation to which we are subject to:

•undertake our client and investor due diligence, and on-boarding checks

•carry out verification, know your client (KYC), terrorist financing and anti-money laundering checks

•verify the identity and addresses of our investors (and, if applicable their beneficial owners)

•comply with requests from regulatory, governmental, tax and law enforcement authorities

•surveillance and investigation

•carry out audit checks

•maintain statutory registers

•prevent and detect fraud

•comply with sanctions laws

3	Our legitimate interests

For our legitimate interests or those of a third party to:

•manage and administer your shares and any related accounts on an ongoing basis

•assess and process any applications or requests made by you

•open, maintain or close accounts in connection with your investment in, or withdrawal from, the Company

•send updates, information and notices or otherwise correspond with you in connection with your investment in the Company

•address or investigate any complaints, claims, proceedings or disputes

•provide you with, and inform you about, our investment products and services

•monitor and improve our relationships with investors

•comply with applicable regulatory obligations

•manage our risk and operations

•comply with our accounting and tax reporting requirements

•comply with our audit requirements

•assist with internal compliance with our policies and process

•ensure appropriate group management and governance

•keep our internal records

•prepare reports on incidents / accidents

•protect our business against fraud, breach of confidence, theft of proprietary materials, and other financial or business crimes (to the extent that this is not required of us by law)

•analyze and manage commercial risks

•seek professional advice, including legal advice

•enable any actual or proposed, assignee or transferee, participant or sub-participant of the Company's or Company vehicles’ rights or obligations to evaluate proposed transactions

•facilitate business asset transactions involving the Company or Company-related vehicles

•monitor communications to/from us using our systems

•protect the security and integrity of our IT systems

We only rely on these interests where we have considered that, on balance, our legitimate interests are not overridden by your interests, fundamental rights or freedoms.

Monitoring as described at (3) above

We monitor communications where the law requires us to do so. We will also monitor where we are required to do so to comply with our regulatory rules and practices and, where we are permitted to do so, to protect our business and the security of our systems.

6.	Who we share your Personal Data with

Your Personal Data will be shared with:

WHO	WHY
Company associates	We share your Personal Data with our associates, related parties and members of our group. This is to: •manage our relationship with you •the purposes set out in this Data Privacy Notice

WHO	WHY
Company Managers, Depositories, Administrators, Custodians, Investment Advisors

•delivering the services you require

•managing your investment

•supporting and administering investment-related activities

•complying with applicable investment laws and regulations

Company specific details of these third parties can be found in the relevant offering documents you have been provided with

Tax Authorities

•to comply with applicable laws and regulations

•where required by EEA tax authorities (who, in turn, may share your Personal Data with foreign tax authorities)

•where required by foreign tax authorities, including outside of the EEA

Service Providers	•delivering and facilitating the services needed to support our business relationship with you •supporting and administering investment-related activities
Our lawyers, auditors and other professional advisors	•providing you with investment-related services •to comply with applicable legal and regulatory requirements

In exceptional circumstances, we will share your Personal Data with:

•	competent regulatory, prosecuting and other governmental agencies or litigation counterparties, in any country or territory
•	organizations and agencies – where we are required to do so by law
7.	Do you have to provide us with this Personal Data?

Unless otherwise indicated, you should assume that we require the Personal Data for business and/or compliance purposes.

Where we collect Personal Data from you that is purely voluntary and there are no implications for you if you do not wish to provide us with it, we will indicate as such.

Some of the Personal Data we request is necessary for us to perform our contract with you and if you do not wish to provide us with this Personal Data, it will affect our ability to provide our services to you and manage your investment.

8.	Sending your Personal Data internationally

We will transfer your Personal Data to our group members, stockholders of the Company and related parties, and to third party service providers outside of the EEA, which do not have similarly strict data protection and privacy laws.

Where we transfer Personal Data to other members of our group, or our service providers, we have put in place data transfer agreements and safeguards using European Commission approved terms.

Please contact us if you would like to know more about these agreements or receive a copy of them. Please see below for our contact details.

9.	Consent – and your right to withdraw it

We do not generally rely on obtaining your consent to process your Personal Data.

If we do, you have the right to withdraw this consent at any time.

Please contact us or send us an email at GDPRqueries@blackstone.com at any time if you wish to do so.

10.	Retention and deletion of your Personal Data

We keep your Personal Data for as long as it is required by us for our legitimate business purposes, to perform our contractual obligations, or where longer, such longer period as is required by law or regulatory obligations which apply to us.

•	We will generally retain Personal Data about you throughout the life cycle of any investment you are involved in
•	Some Personal Data will be retained after your relationship with us ends

As a general principle, we do not retain your Personal Data for longer than we need it.

We will usually delete your Personal Data (at the latest) after you cease to be a stockholder of the Company and there is no longer any legal or regulatory requirement or other legitimate business purpose for retaining your Personal Data.

11.	Your rights

You have certain data protection rights, including:

•	the right to access your Personal Data
•	the right to restrict the use of your Personal Data
•	the right to have incomplete or inaccurate Personal Data corrected
•	the right to ask us to stop processing your Personal Data
•	the right to require us to delete your Personal Data in some limited circumstances

From May 25, 2018, you also have the right in some circumstances to request for us to “port” your Personal Data in a portable, re-usable format to other organizations (where this is possible).

12.	Concerns or queries

We take your concerns very seriously. We encourage you to bring it to our attention if you have any concerns about our processing your Personal Data.

This Data Privacy Notice was drafted with simplicity and clarity in mind. We are, of course, happy to provide any further information or explanation needed. Our contact details are below.

If you want to make a complaint, you can also contact the body regulating data protection in your country, where you live or work, or the location where the data protection issue arose. A list of the EU data protection authorities is available by clicking this link: http://ec.europa.eu/newsroom/article29/item-detail.cfm?item_id=612080.

13.	Contact us

Please contact us if you have any questions about this Data Privacy Notice or the Personal Data we hold about you.

Contact us by email at GDPRqueries@blackstone.com.

Contact us in writing using the address below:

Address	Blackstone Real Estate Income Trust, Inc. 345 Park Avenue New York, NY 10154

14.	Changes to this Data Privacy Notice

We keep this Data Privacy Notice under regular review.

This Data Privacy Notice was last updated on 13 June 2018.